UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   May 2012                File No.    0-50824

Esperanza Resources Corp.

(Name of Registrant)

543 Granville Street, Suite 501, Vancouver, British Columbia, Canada, V6C 1X8

(Address of principal executive offices)

1.

Notice of Annual General Meeting

2.

Management Information Circular

3.

Form of Proxy

4.

Voting Instruction Form

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Resources Corporation

(Registrant)

Dated: May 17, 2012	By: /s/ "Kim Casswell" Kim Casswell, Corporate Secretary